FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, 2017

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

National Westminster Bank Plc (the "Company") announces that, on 24 March 2017, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company's website at www.rbs.com.  The Company will send any holder of the Company's securities, upon request, a hard copy of the Company's complete audited financial statements free of charge.  Requests may be made by writing to the Chief Governance Officer and Board Counsel, The Royal Bank of Scotland Group plc, RBS Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Aileen Taylor
Chief Governance Officer and Board Counsel
27 March 2017

 Legal Entity Identifier: 213800IBT39XQ9C4CP71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 March 2017

NATIONAL WESTMINSTER BANK PLC (Registrant)

	By:	/s/ Jan Cargill

	Name:	Jan Cargill
	Title:	Deputy Secretary